UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Teekay Offshore Partners L.P.
(Name of Issuer)
Common Units, representing limited partner interests
(Title of Class of Securities)
Y8565J 10 1
(CUSIP Number)
Francelyn Bethel
Bayside House, Bayside Executive Park
West Bay Street & Blake Road, P.O. Box AP 59212
Nassau, Bahamas, Tel: (242) 502-8880
with a copy to:
David Matheson, Esq.
Perkins Coie, LLP, 1120 NW Couch Street, 10th Floor
Portland, Oregon 97209
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	Y8565J 10 1	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Teekay Shipping Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of the Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		1,750,000 Common Units*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,750,000 Common Units*

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,750,000 Common Units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

* As described in Items 3 and 4, below, upon the closing of the Issuer’s initial public offering (the “Offering”) of common units (“Common Units”) representing limited partner interests in Teekay Offshore Partners L.P. (the “Issuer”), Teekay Shipping Corporation beneficially owned 1,750,000 Common Units and 9,800,000 subordinated units of the Issuer. Subject to the satisfaction of certain conditions, discussed in Item 6 below, the subordinated units are convertible into Common Units on a one-for-one basis. In addition, Teekay Shipping Corporation owns 100% of Teekay Offshore GP L.L.C., the general partner of the Issuer. Teekay Offshore GP L.L.C. has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. Teekay Shipping Corporation is the indirect beneficial owner of Teekay Offshore GP L.L.C.’s general partner interest in the Issuer and incentive distribution rights.

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Item 1. Security and Issuer
     This Schedule 13D relates to Common Units, representing limited partner interests of Teekay Offshore Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Bahamas.

Item 2. Identity and Background
     This Schedule 13D relates to Teekay Shipping Corporation, a corporation existing under the laws of the Republic of the Marshall Islands (the “Reporting Person”), with its principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59212, Nassau, Bahamas. The Reporting Person owns 100% of Teekay Offshore GP L.L.C., a limited liability company organized under the laws of the Republic of the Marshall Islands and the general partner of the Issuer (the “General Partner”).
     The Reporting Person is principally in the business of international crude oil, liquified natural gas and petroleum product transportation services.
     The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.
     In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person and the General Partner formed the Issuer as a Marshall Islands limited partnership to own and operate certain assets and businesses previously owned and operated by the Reporting Person and its subsidiaries. The General Partner obtained a 2% general partner interest and the Reporting Person obtained a 98% limited partner interest in the Issuer.
     Prior to the closing of the Issuer’s initial public offering of 8,050,000 of its Common Units (the “Offering”), the Reporting Person contributed certain assets and liabilities to the Issuer and retained its 98% limited partner interest in the Issuer. At the closing of the Offering, the Reporting Person’s limited partner interest in the Issuer converted into 1,750,000 Common Units and 9,800,000 subordinated units of the Issuer. Subject to the satisfaction of certain conditions, discussed in Item 6 below, the subordinated units are convertible into Common Units on a one-for-one basis.

Item 4. Purpose of Transaction
     The Reporting Person acquired the Issuer’s securities as part of the transaction described in Item 3 above.
     Pursuant to the Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C., the Reporting Person has the right to appoint the board of directors of the General Partner. Through the right to appoint a majority of the board of directors of the General Partner, the Reporting Person has the ability to

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influence the management, policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus of the Reporting Person’s investment.
     The subordinated units owned of record by the Reporting Person are convertible into Common Units on a one-for-one basis once certain financial tests are met, but generally not beginning before December 31, 2009.
     As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions (except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers):
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the General Partner of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or partnership structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
     Pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (the “Partnership Agreement”), among other conditions, the General Partner may not be removed from its position as general partner of the Issuer unless 66-2/3% of the outstanding Common Units and subordinated units, voting together as a single class, including units held by the General Partner and its affiliates, vote to approve such removal. The ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the practical inability to prevent the General Partner’s removal. As of the closing of the Offering, the Reporting Person owns a 100% interest in the General Partner and 58.9% of the outstanding Common Units and subordinated units. Because the Reporting Person controls greater than 33-1/3% of the outstanding units, it can prevent the removal of the General Partner.

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     The Reporting Person, through its direct control of the General Partner and its indirect control of the Issuer and its subsidiaries, will be able to prevent the Issuer, its subsidiaries and the General Partner from taking certain significant actions without the approval of the Reporting Person. These actions include:
•	certain acquisitions, borrowings and capital expenditures by the Issuer, its subsidiaries or the General Partner

•	issuances of equity interests in the Issuer or its subsidiaries; and

•	certain dispositions of equity interests in, or assets of, the Issuer, the General Partner or the Issuer’s subsidiaries.
     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, on December 14, 2006 (No. 333-139116), which is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer
     (a)   The Reporting Person beneficially owns 1,750,000 Common Units, representing 17.9% of the outstanding Common Units of the Issuer. The Reporting Person also beneficially owns 9,800,000 subordinated units of the Issuer, representing 100% of the Issuer’s subordinated units. As described in Item 6 below, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.
     (b)   The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units and subordinated units owned by the Reporting Person.
     (c)   Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.
     (d)   Except for the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference in this Item 6.
     Omnibus Agreement
     Under the terms of an Omnibus Agreement, dated December 19, 2006 (the “Omnibus Agreement”), entered into among the Issuer, the Reporting Person, the General Partner, Teekay LNG Partners L.P. (“LNG”), its general partner Teekay GP L.L.C., Teekay L.N.G. Operating L.L.C., Teekay Offshore Operating L.P. (“OPCO”), and Teekay Offshore Operating, GP L.L.C., among other things:
•	The Reporting Person and LNG agreed, and will cause their respective controlled affiliates (other than the Issuer, the Issuer’s subsidiaries, OPCO and the General Partner) to agree, among other things, not to own, operate or charter shuttle tankers, floating storage and offtake units or floating production, storage and offloading units (collectively, “offshore vessels”) and related time charters or contracts of affreightment under certain circumstances. The Issuer agreed and will cause its controlled affiliates to agree, not to own, operate or charter conventional crude oil tankers or liquified natural gas carriers under certain circumstances.

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•	The Reporting Person and LNG granted, and will cause their respective controlled affiliates other than the Issuer, the Issuer’s subsidiaries, OPCO and the General Partner to grant, to the Issuer a 30-day right of first offer on any proposed sale, transfer or other disposition or rechartering of certain offshore vessels, and the Issuer agreed, and will cause its subsidiaries to agree, to grant a similar right of first offer (1) to the Reporting Person for certain conventional crude oil tankers and (2) to LNG for any LNG carriers the Issuer or its controlled affiliates might own, acquire or charter.

•	The Issuer will have the right to purchase, for fair market value, certain of Teekay Petrojarl ASA’s existing offshore vessels and its joint venture interests in certain offshore vessel projects if the Reporting Person acquires 100% of Teekay Petrojarl ASA.

•	The Reporting Person will indemnify the Issuer for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to the closing date of the Offering and relating to OPCO’s assets and liabilities as of the Closing of the Offering. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by the Reporting Person for the environmental and toxic tort liabilities.

•	The Reporting Person will also indemnify the Issuer for liabilities related to:
•	certain defects in title to OPCO’s assets and failure to obtain, prior to the closing of the Offering, certain consents and permits necessary to own and operate such assets, which liabilities arise within three years after the closing of the Offering; and

•	certain income tax liabilities attributable to the operation of OPCO’s assets prior to closing of the Offering.
     First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P.
     Cash Distributions
     Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.35 per Common Unit to the extent the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:
•	first, 98% to the holders of Common Units and 2% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	third, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.4025.
     If cash distributions per unit exceed $0.4025 in any quarter, the General Partner will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”

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     Conversion of Subordinated Units
     Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (the period subordinated units are outstanding) the subordinated units are entitled to receive the minimum quarterly distribution of $0.35 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end once the Issuer meets certain financial tests set forth in the Partnership Agreement, but it generally will not end before December 31, 2009. These financial tests require the Issuer to have earned and paid the minimum quarterly distribution on all of the outstanding units for three consecutive, non-overlapping four-quarter periods. When the subordination period ends, all remaining subordinated units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.
     If the Issuer has earned and paid at least $2.10 (150.0% of the annualized minimum quarterly distribution) on each outstanding unit for any four-quarter period ending on or before the date of determination, the subordinated units will convert into Common Units.
     Call Right
     Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed. The General Partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon the exercise of this call right.
     Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C.
     Under the Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C., the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner.
     To the best of the Reporting Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
     A.   First Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on December 14, 2006 (No. 333-139116) and incorporated by reference herein in its entirety).
     B.   Omnibus Agreement among Teekay Shipping Corporation, Teekay GP L.L.C., Teekay LNG Operating L.L.C., Teekay LNG Partners L.P., Teekay Offshore GP L.L.C., Teekay Offshore Partners L.P., Teekay Offshore Operating GP L.L.C. and Teekay Offshore Operating L.P. (filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on December 4, 2006 (No. 333-139116) and incorporated by reference herein in its entirety).
     C.   Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. (filed as Exhibit 3.4 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on December 4, 2006 (No. 333-139116) and incorporated by reference herein in its entirety).

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 22, 2006

TEEKAY SHIPPING CORPORATION
/s/ Peter Evensen
Name:	Peter Evensen
Title:	Executive Vice President and Chief Strategy Officer

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SCHEDULE A
Directors and Executive Officers of Teekay:

Principal Occupation or Employment
Name and Position	and Principal Business Address	Citizenship
C. Sean Day, Director and Chairman of the Board	President Seagin International LLC Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830	United States

Bjorn Moller, Director, President and Chief Executive Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark

Axel Karlshoej, Director and Chairman Emeritus	President Nordic Industries 1437 Furneaux Road Marysville, California, USA, 95901	Denmark

James (Rod) Clark, Director	3900 Essex Lane Suite 1200 Houston, Texas, USA 77027	United States

Dr. Ian D. Blackburne, Director	130 Blues Point Road McMahons Point, NSW 2060, Australia	Australia

Peter S. Janson, Director	500 Avenue Road, Suite 1107 Toronto, ON M4V 2J6 Canada	Canada

Thomas Kuo-Yuen Hsu, Director	Executive Director Expedo & Company (London) Ltd. 40 George Street London, United Kingdom, W1U 7DW	United Kingdom

Eileen A. Mercier, Director	Finvoy Management Inc. 199 Cranbrooke Avenue Toronto, ON M5M 1M6 Canada	Canada

Tore I. Sandvold, Director	Sandvold Energy AS c/o E.ONRuhrgas AG Stortingsgaten 8 0161 Oslo Norway	Norway

Peter Evensen, EVP, and Chief Strategy Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United States

David Glendinning, President, Teekay Gas Services, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

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Principal Occupation or Employment
Name and Position	and Principal Business Address	Citizenship
Graham Westgarth, President, Teekay Marine Services, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Arthur J. Bensler, EVP, Secretary and General Counsel	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Vincent Lok, SVP and Chief Financial Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Paul Wogan, President, Teekay Tanker Services, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Bruce Chan, SVP, Corporate Resources	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

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